Exhibit 4
                             MAFCO HOLDINGS INC.
                             35 East 62nd Street
                          New York, New York  10021

                                             January 21, 1997

          Board of Directors
          Mafco Consolidated Group Inc.
          35 East 62nd Street
          New York, New York  10021

          Ladies and Gentlemen:

                   I am pleased to propose, for your
          consideration, a transaction pursuant to which Mafco Consolidated Group Inc. would acquire all publicly held shares of Mafco Consolidated common stock at a price of $38.50 per share in cash, subject to adjustment. Our proposal is described in a draft press release, a copy of which is enclosed for your consideration.

                   Our proposal is, of course, conditioned upon the execution of a definitive agreement which would contain appropriate representations, warranties, covenants and conditions customary for transactions of this nature.

                   We understand that, in light of the overlapping equity ownership between Mafco Holdings and Mafco Consolidated, you are forming a special committee of independent directors (the "Special Committee") to consider our proposal. Both we and our financial and legal advisors are at your disposal to render whatever assistance or provide any further details with respect to our proposal that you may require. Moreover, we are all prepared to meet with the Special Committee and its legal and financial advisors at your earliest convenience.

                   We very much appreciate your willingness to consider our proposal and look forward to working with you towards its successful completion.

                                   Very truly yours,

                                   /s/ Howard Gittis

                                   Howard Gittis
                                   Vice Chairman